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                                                                   EXHIBIT 12.1

                             TOWER AUTOMOTIVE, INC.

         STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES



                                                            YEAR ENDED DECEMBER 31,
                                            ---------------------------------------
                                               1999        2000        2001        2002        2003
                                            ----------  ---------- -----------  ----------  ----------
  Earnings:
  Income (loss) before provision for
    income taxes, equity in earnings of
    joint ventures, minority interest
    and cumulative effect of
    accounting change                       $  187,166  $    7,037 $ (344,326)  $   21,818  $ (150,719)
  Net fixed charges (1)                         47,918      80,818    101,133       91,377     119,152
                                            ----------  ---------- ----------   ----------  ----------
  Total earnings                            $  235,084  $   87,855 $ (243,193)  $  113,195  $  (31,567)
                                            ==========  ========== ==========   ==========  ===========
  Fixed charges:
  Interest expense                          $   39,491  $   71,162 $   80,319   $   72,555  $   95,222
  Capitalized interest                           6,926      12,896     14,617        6,014       9,058
  Interest factor of rental expense (2)          5,986       7,088     18,207       18,822      23,930
  Amortization of debt expense                   2,441       2,568      2,607         --          --
  Dividends on trust preferred securities       17,466      17,466     17,466       17,466       8,733
                                            ----------  ---------- ----------   ----------  ----------

  Total fixed charges                       $   72,310  $  111,180 $  133,216   $  114,857  $  136,943
                                            ==========  ========== ==========   ==========  ==========
  Earnings to fixed charges                       3.3x          (3)        (4)          (5 )        (6)
                                            ==========  ========== ==========   ==========  ==========

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    (1) Net fixed charges represent total fixed charges less capitalized interest and dividends on trust preferred securities through June 2003.

    (2) The interest factor of rental expense has been calculated using the rate implied pursuant to the terms of the rental agreements. For the periods presented, the interest factor used was 33% of total rental expense.

    (3) Due to the restructuring and asset impairment charge of $141.3 million, earnings were inadequate to cover fixed charges by $23.3 million. Excluding the restructuring and asset impairment charge, the ratio of earnings to fixed charges would have been 2.1x for the year ended December 31, 2000.

    (4) Due to the restructuring and asset impairment charge of $383.7 million, earnings were inadequate to cover fixed charges by $376.4 million. Excluding the restructuring and asset impairment charge, the ratio of earnings to fixed charges would have been 1.1x for the year ended December 31, 2001.

    (5) Due to the restructuring charge of $61.1 million, earnings were inadequate to cover fixed charges by $1.6 million. Excluding the restructuring charge, the ratio of earnings to fixed charges would have been 1.5x for the year ended December 31, 2002.

    (6) Earnings in the 2003 period included restructuring and asset impairment charges of $157.5 million. For the year ended December 31, 2003, earnings were inadequate to cover fixed charges by $168.5 million.